NO ACT

PE
1-9-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025204

Received SEC

MAR 07 2012

Washington, DC 20549

March 7, 2012

Troy L. Harder
Bracewell & Giuliani LLP
troy.harder@bgllp.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-7-12

Re: KSW, Inc.
Incoming letter dated January 9, 2012

Dear Mr. Harder:

This is in response to your letters dated January 9, 2012 and January 27, 2012 concerning the shareholder proposal submitted to KSW by Furlong Fund LLC. We also have received letters from the proponent dated January 27, 2012 and February 12, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Daniel Rudewicz
Furlong Financial, LLC
dan@furlongfinancial.com

March 7, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: KSW, Inc.
Incoming letter dated January 27, 2012

The proposal seeks to amend KSW's bylaws to require KSW to include in its proxy materials the name, along with certain disclosures and statements, of any person nominated for election to the board by a shareholder or a group of shareholders who beneficially owned 2% or more of KSW's outstanding common stock and to allow shareholders to vote with respect to such nominee.

We note that KSW has adopted a bylaw that allows a shareholder who has owned 5% or more of KSW's outstanding common stock to include a nomination for director in KSW's proxy materials. Given the differences between KSW's bylaw and the proposal, including the difference in ownership levels required for eligibility to include a shareholder nomination for director in KSW's proxy materials, we are unable to concur that the bylaw adopted by KSW substantially implements the proposal. Accordingly, we do not believe that KSW may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10), which permits the exclusion of a proposal if a company has already substantially implemented the proposal.

Sincerely,

Bryan J. Pitko
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

FURLONG FINANCIAL, LLC

10 G STREET, NE
SUITE 710
WASHINGTON, DC 20002

FURLONGFINANCIAL.COM
(202) 999 - 8854

February 12, 2012

VIA ELECTRONIC MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Email: shareholderproposals@sec.gov

Re: KSW, Inc.
Proponent's Position on Company's No-Action Request
Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentleman:

As the investment advisor to the Furlong Fund, LLC (the "Proponent") and the beneficial owner of the shares of KSW, Inc. (the "Company"), I am writing to respond to the Company's letter dated January 27, 2012 (the "Company's Second Letter"), which supplements the Company's no-action request letter (the "No-Action Request") to the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission").

BACKGROUND

In response to the shareholder proposal and supporting statement (the "Proposal") submitted by the Proponent, the Company sent the No-Action Request to the Staff seeking to exclude the Proposal under Rule 14a-8(i)(10). In the No-Action Request, the Company stated that by making an amendment ("Amendment No. 1") to the Company's Restated and Amended By-Laws (the "By-Laws"), the Company and its Board of Directors (the "Board") had "substantially implemented" the Proposal.

The Proponent responded in a letter dated January 27, 2012 (the "Proponent's Response Letter") highlighting several differences between the Proposal and Amendment No. 1, including: the lack of true access to the Company's proxy materials; the lack of a supporting statement; the change in the ownership threshold; the lack of the ability of shareholders to form a group to reach the threshold; and the placement of the Amendment in a supermajority by-law.

After receiving the Proponent's Response Letter, the Company and the Board amended the Company's By-laws again (Amendment No. 2) and sent the Company's Second Letter to the Staff.

ANALYSIS

After making Amendment No. 1 and Amendment No. 2 (collectively, the "Amendments") to the Company's By-Laws, the Company still has not "substantially implemented" the Proposal. The Proposal and the By-Laws differ with respect to the ownership threshold and shareholder grouping. In addition, the Amendments implemented proxy access in the advance notice By-Law with supermajority provisions.

The Staff's Position on Ownership Threshold and Shareholder Grouping Changes

Where a proposal specifies both an ownership percentage and the ability to aggregate shares and the company does not implement the exact provisions, the Staff has not concurred with a company's request to exclude under Rule 14a-8(i)(10). In the no-action letters cited in the Company's Second Letter, the Staff did concur with exclusion requests where the proposals were not specific with respect to ownership threshold percentages or shareholder grouping. However, all of the companies mentioned received similar – and more specific – proposals within one to two years. For the more specific proposals, the Staff was unable to concur with the Rule 14a-8(i)(10) requests. *Compare General Dynamics Corp.* (avail. Feb. 6, 2009) (concurring with a company's exclusion request after the company amended its bylaws to grant the ability to call a special meeting where the shareholder's proposal did not include specific language to indicate that the proposal was meant to be applied to groups of shareholders); *Borders Group, Inc.* (avail. Mar. 11, 2008) (concurring that company could rely on Rule14a-8(i)(10) because the proponent's proposal seeking "no restriction on the shareholder right to call special meeting" was ambiguous and the company's bylaws already granted the ability to shareholders); *and 3M Co.* (avail. Feb. 27, 2008) (concurring that the proposal could be excluded because it asked the company to give holders of a "reasonable percentage" of outstanding common stock the ability to call a special meeting and the company amended the bylaws to give holders of 25% of the outstanding common stock the ability), *with General Dynamics Corp.* (avail. Jan. 24, 2011) (rejecting the 14a-8(i)(10) request, stating "the proposal specifically seeks to allow shareholders to call a special meeting if they own, in the aggregate, 10% of the company's outstanding common stock, whereas General Dynamics' bylaw requires a special meeting to be called at the request of a group of shareholders only if the group owns, in the aggregate, at least 25% of General Dynamics' outstanding voting stock"); *3M Co.* (avail. Feb. 17, 2009) (declining a request to concur where the proponent's proposal specifically called for "holders of 10%" to be able to call a special meeting and the company's bylaws only granted shareholders owning 25% the ability); *and Borders Group, Inc.* (avail. Feb. 16, 2009) (same).

The no-action letters discussed above demonstrate that the Staff has not been able to concur with Rule 14a-8(i)(10) exclusions where the proposal calls for a specific percentage or specifically allows for groups to aggregate shares if those provisions are not implemented in the bylaws. The Proposal would grant proxy access to shareholders or groups of shareholders owning in the aggregate 2% or more of the Company. In contrast, the Company's By-Laws, including the Amendments, grant proxy access to an individual shareholder, and not groups of shareholders, owning 5% or more of the Company. Thus, the Proposal has not been "substantially implemented."

Supermajority Provisions and the Advance Notice By-Law

In response to claims that the Company placed proxy access in a by-law with supermajority provisions, the Company's Second Letter states that "the Board chose to amend By-Law 13, rather than adopt a new by-law as requested in the Proposal, because By-Law 13 already contained procedures for shareholder nominations of directors." However, By-Law 13 is the advance notice by-law. The problem with amending the advance notice by-law is that the by-law language no longer states affirmatively that a shareholder with less than 5% ownership can still make a nomination, even if that shareholder wishes to pay for his or her own proxy solicitation. It should be noted, however, that the language of the by-law does say that nominations "may be made" by the Board or a shareholder with at least 5%, which could be interpreted to not restrict all other shareholders. On the contrary, as stated in the Proponent's Response Letter, the by-law could be interpreted to restrict all other shareholders holding less than 5% from making any nominations. If a state court determines this is as an unreasonable restriction on the shareholder franchise, the by-law language could be in violation of Delaware law. *See Jana Master Fund, Ltd. v. CNET Networks, Inc.*, 954 A.2d 335, 344 (Del. Ch. 2008) (noting that the court has "warned that 'when advance notice bylaws unduly restrict the stockholder franchise or are applied inequitably, they will be struck down.'" (quoting *Openwave Sys. Inc. v. Harbinger Capital Partners Master Fund I, Ltd.*, 924 A.2d 228, 239 (Del. Ch. 2007))).

The purpose of briefly mentioning a state law matter here is only to show that the Proposal was not intended to restrict other shareholders from making nominations. Nor was the Proposal ever intended to be incorporated into the advance notice by-law.

CONCLUSION

I encourage the Staff to agree that the Company may not properly exclude the Proposal under Rule 14a-8(i)(10) for the reasons outlined above as well as in the Proponent's Response Letter.

Should the Staff need any additional information, please feel free to contact me at (202) 999-8854 or dan@furlongfinancial.com. Thank you for your time and consideration.

Sincerely,

Daniel Rudewicz, CFA

Enclosures

cc: *VIA ELECTRONIC MAIL*
Mr. James Oliviero
joliviero@ksww.com

VIA ELECTRONIC MAIL
Mr. Troy Harder
troy.harder@bgllp.com

BRACEWELL
&GIULIANI

Texas
New York
Washington, DC
Connecticut
Seattle
Dubai
London

Troy L. Harder
Partner

713.221.1456 Office
713.437.5349 Fax

Troy.Harder@bgllp.com

Bracewell & Giuliani LLP
711 Louisiana Street
Suite 2300
Houston, Texas
77002-2770

January 27, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: KSW, Inc. No-Action Request dated January 9, 2012

Ladies and Gentlemen:

This letter is in response to the letter dated January 27, 2012 from Furlong Fund LLC (the "Proponent") to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") asking that the Staff not concur that KSW, Inc. (the "Company") may exclude from its proxy statement and form of proxy for the Company's 2012 annual meeting of stockholders (collectively, the "2012 Proxy Materials") a stockholder proposal and statement in support thereof (the "Proposal") received from the Proponent. The Proponent's letter is attached hereto as Attachment A.

As described in the Company's No-Action Request dated January 9, 2012 and attached hereto as Attachment B, on January 5, 2012, the Board of Directors of the Company (the "Board") adopted a resolution to amend the Company's existing By-Law 13(b) in an effort to implement proxy access for significant shareholders ("Amendment No. 1"). We respectfully note that the Board chose to amend By-Law 13, rather than adopt a new By-Law as requested in the Proposal, because By-Law 13 already contained procedures for shareholder nominations of directors. The following addresses the Proponent's positions that (1) proxy access has not been implemented with Amendment No. 1; (2) the Proposal allows for a statement of support for shareholder nominees while Amendment No. 1 does not; (3) the ownership threshold adopted by the Board is higher than the threshold in the Proposal; and (4) the Proposal allows shareholders to form groups to satisfy the ownership threshold while Amendment No. 1 does not.

Implementation of Proxy Access and Shareholder Statement of Support

Having considered the Proponent's response to the Company's No-Action Request, on January 27, 2012, the Board adopted a further amendment to By-Law 13 ("Amendment No. 2") to (1) make clear that a nominating shareholder who meets the criteria and follows the procedures set forth in By-Law 13 will have the ability to access the Company's proxy materials and (2) provide for a nominating shareholder to include a statement of support for his or her nominee in the proxy materials. The text of By-Law 13, marked to show the changes resulting from Amendment No. 2, is as follows (underlined text showing additions and strikethroughs showing deletions):

> 13. NOMINATIONS OF DIRECTORS; ELECTION. (a) Subject to the rights, if any, of the holders of any series of Preferred Stock to elect additional Directors under circumstances specified in a Preferred Stock Designation, only persons who are nominated in accordance with the following procedures will be eligible for election as Directors of the Company.
>
> (b) Nominations of persons for election as Directors of the Company may be made at a meeting of stockholders (i) by or at the direction of the Board or (ii) by a stockholder (the "Nominator") who meets the criteria, and complies with the procedures, set forth in this By-Law 13. Each Nominator may nominate one candidate for election at a meeting (the "Nominee"). At a Nominator's request, the Company shall include in its proxy materials for the applicable meeting of stockholders the name of the Nominee and the Nominator's Statement (as defined below). All nominations by Nominators must be made pursuant to timely notice in proper written form to the Secretary.
>
> To be eligible to make a nomination, a Nominator must:
>
> (i) have beneficially owned 5% or more of the Company's outstanding common stock (the "Required Shares") continuously for at least one year;
>
> (ii) execute an undertaking that the Nominator agrees to (1) assume all liability of any violation of law or regulation arising out of the Nominator's communications with stockholders, including the disclosure required by By-Law 13(c) and (2) to the extent it uses soliciting material other than the Company's proxy materials, comply with all applicable laws and regulations; and
>
> (iii) be current in all required filings with the Securities and Exchange Commission regarding such Nominator's ownership of the Company's common stock.
>
> (c) To be timely, a Nominator's ~~stockholder's~~ notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 60 calendar days prior to the meeting; PROVIDED, HOWEVER, that in the event

BRACEWELL
& GIULIANI

that public announcement of the date of the meeting is not made at least 75 calendar days prior to the date of the meeting, notice by the Nominator ~~stockholder~~ to be timely must be so received not later than the close of business on the 10th calendar day following the day on which public announcement is first made of the date of the meeting. To be in proper written form, such Nominator's ~~stockholder's~~ notice must set forth or include (i) the name and address, as they appear on the Company's books, of the Nominator ~~stockholder giving the notice~~ and of the beneficial owner, if any, on whose behalf the nomination is made; (ii) a representation that the Nominator meets the criteria set forth in By-Law 13(b)~~stockholder giving the notice is a holder of record of stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice~~; (iii) the class and number of shares of stock of the Company owned beneficially and of record by the Nominator ~~stockholder giving the notice~~ and by the beneficial owner, if any, on whose behalf the nomination is made; (iv) a description of all arrangements or understandings between or among any of (A) the Nominator~~stockholder giving the notice~~, (B) the beneficial owner on whose behalf the notice is given, (C) ~~each n~~the Nominee, and (D) any other person or persons (naming such person or persons) pursuant to which the nomination ~~or nominations are~~is to be made by the Nominator~~stockholder giving the notice~~; (v) such other information regarding ~~each n~~the Nominee proposed by the Nominator ~~stockholder giving the notice~~ as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had the ~~n~~Nominee been nominated, or intended to be nominated, by the Board; and (vi) the signed consent of ~~each n~~the Nominee to serve as a director of the Company if so elected. The Nominator shall have the option to furnish a statement, not to exceed 500 words, in support of the Nominee's candidacy (the "Nominator's Statement") at the same time it provides such notice to the Secretary. At the request of the Board, any person nominated by the Board for election as a Director must furnish to the Secretary that information required to be set forth in a stockholder's notice of nomination which pertains to the nominee. The presiding officer of the meeting for election of Directors will, if the facts warrant, determine that a nomination was not made in accordance with the procedures prescribed by this By-Law 13, and if he or she should so determine, he or she will so declare to the meeting and the defective nomination will be disregarded. Notwithstanding the foregoing provisions of this By-Law 13, a ~~stockholder~~ Nominator must also comply with all applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the matters set forth in this By-Law 13.

Ownership Threshold and Shareholder Grouping

In its adopting release for Rule 14a-11, the Commission noted that it determined that requiring a significant ownership threshold was appropriate in balancing against the potential practical difficulties of requiring inclusion of shareholder director nominations in a company's proxy materials. SEC Release No. 33-9136 at n. 217 (Aug. 25, 2010). In addition, recognizing that companies meeting the definition of "smaller reporting company" in Rule 12b-2 (which the Company does) may have had less experience with existing forms of shareholder involvement in the proxy process, the Commission implemented a three-year delayed effective date of Rule 14a-11 for smaller reporting companies. *Id.* at n. 176. As noted in the Company's No-Action Request, in considering the appropriate ownership threshold for shareholders to nominate candidates for director, the Board determined that a 2% ownership threshold was too low because of the relatively small market capitalization of the Company. While Rule 14a-11, as adopted by the Commission, contained an ownership threshold of 3%, it also included a three-year holding period requirement. The Board determined that an ownership threshold of 5%, combined with only a one-year holding period requirement, was an appropriate threshold to allow stockholders who have had a meaningful ownership interest in the Company to exercise their right to nominate directors to the Board. For the same reason, the Board determined that permitting multiple shareholders to combine their shareholdings for purposes of satisfying the ownership requirements would allow individual shareholders who do not have significant stake in the Company to circumvent the purpose of the ownership threshold.

The Staff has granted no-action relief where the essential objectives of the proposal had been met. For example, in *General Dynamics Corporation* (Feb. 6, 2009), the shareholder's proposal sough to provide holders of 10% of General Dynamics' outstanding common stock the power to call special meetings. In that instance, the board had adopted a bylaw amendment that allowed a special stockholder meeting to be called by the board upon written request by a single holder of at least 10%, or holders in the aggregate representing at least 25%, of the outstanding voting power of the company. Although the minimum ownership required for a group of stockholders to call a special meeting differed from that requested by the proposal, the Staff agreed with the company that the proposal had been substantially implemented as the essential objectives of the proposal (i.e., the ability of the stockholders to call a special meeting) had been met. See also *Borders Group, Inc.* (Mar. 11, 2008) and *3M Company* (Feb. 27, 2008).

In this case, the Proposal's essential objective is the implementation of proxy access. Amendment No. 2 implements proxy access by allowing a shareholder who meets the stated criteria to have his or her director nominee, along with a statement of support, included in the Company's proxy materials.

BRACEWELL
&GIULIANI

* * * * * *

Based on the above, together with the Company's No-Action Request, on behalf of the Company, we hereby respectfully request that the Staff concur in our opinion that the Proposal may be properly excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(10) because it has been substantially implemented by the Company. If you have any questions or need any additional information, please contact the undersigned at (713) 221-1456 or troy.harder@bgllp.com.

Very truly yours,

Bracewell & Giuliani LLP

Troy L. Harder

/pd
Enclosures

cc: Furlong Fund LLC
10 G Street, NE
Washington, DC 20002
dan@furlongfinancial.com

James F. Oliviero
General Counsel
KSW, Inc.
37-16 23rd Street
Long Island City, New York 11101

Attachment A

The Proponent's Letter

FURLONG FINANCIAL, LLC

10 G STREET, NE
SUITE 710
WASHINGTON, DC 20002

FURLONGFINANCIAL.COM
(202) 999 - 8854

January 27, 2012

VIA ELECTRONIC MAIL AND HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Email: shareholderproposals@sec.gov

Re: KSW, Inc.
Proponent's Position on Company's No-Action Request Dated January 9, 2012
Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentleman:

As the investment advisor to the Furlong Fund, LLC (the "Proponent") and the beneficial owner of the shares of KSW, Inc. (the "Company"), I am writing to respond to the letter sent by the Company to the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") requesting that the Staff concur with the Company's view that the shareholder proposal and supporting statement (the "Proposal") of the Proponent may be properly excluded from the Company's proxy statement and form of proxy (the "Proxy Materials") for the Company's 2012 annual meeting of stockholders (the "2012 Annual Meeting"). I ask the Staff to not concur that the Proposal may be excluded from the 2012 Annual Meeting Proxy Materials pursuant to Rule 14a-8(i)(10).

ANALYSIS

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has "substantially implemented" the action requested. *Texaco, Inc.* (avail. Mar. 28, 1991) (citing Securities Exchange Act Release No. 19135 (Aug. 16, 1983)). The Staff has stated it will consider whether the "policies, practices and procedures administered by [a company] address the operational and managerial programs . . . as outlined by the guidelines in the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). Moreover, the Staff stated that whether a proposal has been substantially implemented "depends upon whether its particular policies, practices and procedures *compare favorably with the guidelines of the proposal.*" *Id.* (emphasis added).

The Company claims that by amending By-Law 13(b) (the "Amendment") of the Company's Restated and Amended By-Laws (the "By-Laws"), the Proposal has been substantially implemented. However, I ask the Staff to not concur that the Proposal may be excluded because: (1) proxy access has not been implemented by the Amendment; (2) the ownership threshold has been raised to 250% of the threshold in the Proposal; (3) the Proposal, if passed, could be amended by a majority instead of the supermajority required after the Amendment; (4) the Proposal allows for a statement of support for shareholder nominees required to be placed on the Company's proxy card while the By-Laws do not; and (5) the Proposal explicitly states that shareholders can form groups to reach the threshold, while the By-Laws do not.

1. Proxy Access Has Not Been Implemented

Claiming to recognize the value of offering proxy access, the Board of Directors of the Company (the "Board") amended the Company's By-Laws on January 5, 2012. There is a fundamental difference between how proxy access is implemented in the Proposal and how it is implemented in the Amendment. The Company has claimed to both the Proponent and the financial press that the Company offers proxy access. *See* Kristin Gribben, *Adopting Proxy Access: A Smart Defense?*, Agenda, Jan. 23, 2012. However, the Company's version of proxy access ("KSW Proxy Access") found in the Amendment, a copy of which is attached to this letter as Exhibit A, is not the same as the Proponent's version of proxy access ("Furlong Proxy Access") found in the Proposal, a copy of which is attached to this letter as Exhibit B.

In August 2010, the Commission adopted Rule 14a-11 of the Securities Exchange Act of 1934 ("Rule 14a-11") to provide proxy access to shareholders. Facilitating Shareholder Director Nominations, Securities Act Release No. 9136, Exchange Act Release No. 62764, Investment Company Act Release No. 29384, 75 Fed. Reg. 56668 (Aug. 25, 2010). Rule 14a-11 required "companies to include information about shareholder nominees for director in company proxy statements, and *the names of the nominee or nominees as choices on company proxy cards.*" *Id.* at 56678 (emphasis added). The purpose of the Proposal was to offer the Company's shareholders a chance to vote on a bylaw that would offer proxy access in much the same way that Rule 14a-11 would have. More specifically, by including the language "shall include in its proxy materials," the Proposal's bylaw would offer shareholders, among other things, the ability to include the name of shareholder nominees for director as choices included in the Company's Proxy Materials. In contrast, the Amendment doesn't mention the ability of the stockholder to access the Proxy Materials. Nowhere in the Company's By-Laws, including the Amendment, is there mention of access to the Company's proxy materials for the shareholder making the nomination. KSW, Inc. (Form S-8) (Feb. 13, 1997). The ability to have a shareholder nominee's name on the Company's proxy card is an important difference between KSW Proxy Access and Furlong Proxy Access. This difference alone should be enough for the Staff to reach the conclusion that the Proposal has not been "substantially implemented."

If the Amendment does not offer access to the Company's proxy card, it clearly does not "compare favorably with the guidelines" of the Proposal. The Amendment merely creates a rule that any stockholder wishing to make a nomination must now own 5% of the Shares, where previously there was no level. The Amendment has only created an additional impediment to shareholder nominations. Creating an additional requirement to make a nomination – while not offering access to the Company's proxy materials – does not compare favorably with the guidelines of the Proposal.

2. The Ownership Threshold Has Been Changed

Another important material difference between the Proposal and the Amendment is the ownership threshold. When a company's action (or other authorities' actions) have yet to implement the proposal at the precise ownership thresholds, the Commission has ruled that a proposal has not been "substantially implemented." Thus, the Proposal may not be properly excluded under 14a-8(i)(10).

i. Ownership Threshold is 250% of the Level Proposed

The percentages of ownership required for shareholder nominations in the Amendment and the Proposal are substantially different. The Amendment sets the ownership threshold for shareholder nominations at 5%. This level is 250% of the ownership threshold in the Proposal. A 2% ownership level is significantly easier to achieve than a 5% level. During the comment periods for Rule 14a-11, the Commission received many letters concerning the ownership threshold. One such letter from the Council for Institutional Investors ("CII") laid out extensive evidence as to why a 5% threshold was too high. In the companies in the CII study, if the ten largest institutional investors that engage portfolio companies were to aggregate shares, aggregated holdings would reach ownership levels ranging from 2.13% to 3.98%, with an average of 2.58%. Council of Institutional Investors, Comment Letter on SEC Release No. 33-9046 (Aug. 4, 2009). Using the 2.13% to 3.98% ownership level range in the study, the shareholders mentioned above would reach 5% in *none* of the companies in the sample, but would reach 2% in *all* of the companies in the sample. Furthermore, the Commission has stated that it is concerned that at an ownership threshold of 5%, proxy access would not be viable. More specifically, the Commission stated, "We are concerned, however, that use of Rule 14a-11 may not be consistently and realistically viable, even by shareholder groups, if the uniform ownership threshold were set at 5% or higher." Facilitating Shareholder Director Nominations, Securities Act Release No. 9136, Exchange Act Release No. 62764, Investment Company Act Release No. 29384, 75 Fed. Reg. 56668, 56692 (Aug. 25, 2010).

ii. The Staff's Position on Special Meeting Ownership Threshold Changes

To date, the Staff has yet to consider a proposal where a company claimed it had "substantially implemented" proxy access while increasing the ownership threshold. Due to the lack of precedent concerning proxy access, the special meeting proposals and the proxy access proposals can be compared because the presence of an ownership threshold makes them analogous. In *AT&T Inc.*, the Staff stated that it was unable to concur with the company's view that by implementing the ability to call a special meeting at a level of 150% of the amount in the proponent's proposal, the proposal may be excluded under 14a-8(i)(10). *AT&T Inc.* (avail. Feb. 12, 2010); *see also General Dynamics Corp.* (avail. Jan. 24, 2011) (commenting that the Staff does not believe the proposal may be omitted from its proxy materials in reliance on 14a-8(i)(10), noting "the proposal specifically seeks to allow shareholders to call a special meeting if they own, in the aggregate, 10% of the company's outstanding common stock, whereas General Dynamics' bylaw requires a special meeting to be called at the request of a group of shareholders only if the group owns, in the aggregate, at least 25% of General Dynamics' outstanding voting stock"); *Allegheny Energy, Inc.* (avail. Jan. 15, 2009) (rejecting a request to concur that a proposal may be excluded pursuant to Rule 14a-8(i)(10) where the proposal asked for an amendment for 10% holders to be able to call special meeting and the company amended its bylaws to allow 25% holders to call a special meeting); *AMN Healthcare Services, Inc.* (avail. Dec. 30, 2008) (refusing to concur with a company's 14a-8(i)(10) request because the proposal called for a 10% ownership threshold to call a special meeting and the company offered only those shareholders owning 25% or more the ability to call special meetings).

The position that an ownership threshold change is not equivalent to substantial implementation is consistent with the Staff no-action letters cited by the Company in its no-action request. For example, the first no-action letter the Company cited was *Bank of America, Inc.* (avail. Dec. 15, 2010). Bank of America was granted relief under 14a-8(i)(10) because the proponent's proposal called for, among other things, a 10% requirement to call a special meeting. Bank of America was granted the relief because it amended its bylaws to allow those holding 10% of shares outstanding the ability to call a special meeting. It is important to note that the ownership threshold in the proponent's proposal and the amendment were both 10%. There was no change in the ownership threshold. This is also true for the other no-action letters cited by the Company. *See McKesson Corp.* (avail. Apr. 8, 2011) (receiving no-action relief under 14a-8(i)(10) from the Staff because the company had already committed to providing "shareholders at [the company's upcoming] annual meeting with an opportunity to approve amendments to [the company's] certificate of incorporation" that would eliminate the supermajority provision); *Excelon Corp.* (avail. Feb. 26, 2010) (receiving no-action relief under 14a-8(i)(10) from the Staff because the company took action to do precisely what the proposal had asked for); *Johnson & Johnson* (avail. Feb. 19, 2008) (receiving no-action relief under 14a-8(i)(10) from the Staff with regard to a proposal calling for a the ability to call a special meeting for shareholders owning a level of shares favored at 10% because Section 14A:5-3 of the New Jersey Business Corporation Act already allowed holders of 10% or more of the New Jersey company's common stock the ability to call a special meeting).

As shown above, when an ownership threshold has been changed, the Staff has stated that it will not concur in a company's effort to exclude a proposal under Rule 14a-8(i)(10). Furthermore, this position is consistent with the no-action letters cited by the Company. The no-action letters do not support the Company's contention that it may increase the ownership threshold to 250% of the amount in the Proposal.

3. The Company Placed the Amendment in a Supermajority Bylaw

By placing the Amendment in By-Law 13, the Company removed the ability of stockholders to amend the bylaw with a simple majority. The Company's Article of Incorporation states:

> By-Laws 3, 8, 10, 11, 12, 13, and 39 may not be amended or repealed by the stockholders, and no provision inconsistent therewith may be adopted by the stockholders, without the affirmative vote of the holders of at least 80% of the Voting Stock, voting together as a single class.

KSW, Inc. (Form S-8) (Feb. 13, 1997).

The Proposal sought to add By-Law 41, which would require a simple majority to amend. By placing the Amendment in By-Law 13, which requires at least 80% of the Voting Stock to amend, the Company has taken away the shareholders ability to amend the Amendment by a simple majority. Moreover, because the supermajority provision requires 80% of the Voting Stock, as opposed to votes cast, the Company has made it extremely difficult for stockholders to amend. Last year proxies for the Company's 2011 annual meeting were solicited from 6,366,625 Company stockholders. KSW, Inc., Submission of Matters to a Vote of Security Holders (Form 8-K) (May 5, 2011). However, only 2,388,612 votes were cast in the election for directors. Id. Based on those numbers only 37% of the Voting Stock was voted, implying that the likelihood of receiving the 80% required by the supermajority provision is small.

4. The Ability to Include a Statement of Support Has Been Removed

The ability of a stockholder to include a statement of support for his or her nominee has not been implemented. The Proposal included language that a stockholder making a nomination could "furnish a statement, not to exceed 500 words, in support of the nominee's candidacy." The Amendment did not include this language, or any language having the same effect. The statement of support was a substantial part of the Proposal. However, the Company did not implement it in the Amendment.

5. The Ability to Form a Shareholder Group in Order to Reach the Ownership Threshold Has Been Removed

The ability of a shareholder group having the ability to pool votes to reach the ownership threshold has not been implemented. The Proposal included language that a "a stockholder or group thereof "could make a nomination. The Amendment simply says "a stockholder." Based on the Company's 2011 proxy statement, only one shareholder besides the CEO would reach the ownership threshold in the Amendment. KSW, Inc., 2011 Notice of Annual Meeting of Stockholders (Form DEF 14A) (Mar. 30, 2011). Furthermore, because of the language of the By-Laws, including the Amendment, only one outside shareholder can even now, after the Amendment, nominate a director for election, a nominee that is not required by the Company to be included on the proxy card. The Proponent did not submit the Proposal for the purpose of creating additional barrier to shareholder nominations in general, while not requiring access to the Company's proxy card.

* * *

The five material differences stated above show that the Proposal has clearly not been "substantially implemented." In addition, recent changes to Rule 14a-8(i)(8) were put in place to give shareholders the ability to, among other things, lower the ownership threshold. While much of the law concerned the now vacated Rule 14a-11, the private ordering function of Rule 14a-8(i)(8) remains. In regards to private ordering, the Commission has said that "shareholders who believe the 3% threshold is too high can take steps to seek to establish a lower ownership threshold." Facilitating Shareholder Director Nominations, Securities Act Release No. 9136, Exchange Act Release No. 62764, Investment Company Act Release No. 29384, 75 Fed. Reg. 56668, 56691 (Aug. 25, 2010). Furthermore, the Commission stated that Rule 14a-8(i)(8) would allow proposals that "seek to include a number of provisions relating to nominating directors for inclusion in company proxy materials, and disclosures related to such nominations, *that require a different ownership threshold*, holding period, or other qualifications or representations." *Id.* at

56732 (emphasis added). The Proposal asks the Company's shareholders to vote on a bylaw that would implement Furlong Proxy Access. Now the company claims that proxy access has been implemented at 5%. If this is true, the Proposal seeks to lower the ownership threshold, which is allowed under Rule 14a-8(i)(8).

CONCLUSION

I encourage the Staff to agree that the Company may not properly exclude the Proposal under 14a-8(i)(10) for several reasons. First, because there is no mention of a shareholders ability to place his or her nominee on the company's proxy card, proxy access may not even be available after the Amendment, contrary to the Company's claims. Second, the ownership threshold in the Amendment is 250% of the amount proposed, which the Commission has stated does not substantially implement. Third, the Company placed the Amendment in a supermajority bylaw. Fourth, the Amendment did not include the ability of a shareholder to place a statement of support in favor of his or her nominee. Fifth, the Amendment differs from the proposal by removing the shareholders' ability to form groups to reach the ownership threshold. In addition, the comments to rule 14a-8(i)(8) state that a shareholder may propose changes in ownership levels to existing proxy access rules.

Should the Staff need any additional information, please feel free to contact me at (202) 999-8854 or dan@furlongfinancial.com. Thank you for your time and consideration.

Sincerely,

Daniel Rudewicz, CFA

Enclosures

cc: *VIA ELECTRONIC MAIL*
Mr. James Oliviero
joliviero@ksww.com

VIA ELECTRONIC MAIL
Mr. Troy Harder
troy.harder@bgllp.com

Exhibit A

The Amendment

EX-3.1 2 v245238_ex3-1.htm EXHIBIT 3.1

AMENDMENT NO. 1
TO
AMENDED AND RESTATED BY-LAWS
OF
KSW, INC.

This Amendment No. 1 to the Amended and Restated By-Laws (the "By-Laws") of KSW, Inc., a Delaware corporation (the "Company"), is adopted by the Board of Directors of the Company on January 5, 2012.

By-Law 13(b) is hereby deleted and replaced in its entirety to read as follows:

"(b) Nominations of persons for election as Directors of the Company may be made at a meeting of stockholders (i) by or at the direction of the Board or (ii) a stockholder (the "Nominator") who meets the criteria, and complies with the procedures, set forth in this By-Law 13. Each Nominator may nominate one candidate for election at a meeting. All nominations by Nominators must be made pursuant to timely notice in proper written form to the Secretary.

To be eligible to make a nomination, a Nominator must:

(i) have beneficially owned 5% or more of the Company's outstanding common stock (the "Required Shares") continuously for at least one year;

(ii) execute an undertaking that the Nominator agrees to (1) assume all liability of any violation of law or regulation arising out of the Nominator's communications with stockholders, including the disclosure required by By-Law 13(c) and (2) to the extent it uses soliciting material other than the Company's proxy materials, comply with all applicable laws and regulations; and

(iii) be current in all required filings with the Securities and Exchange Commission regarding such Nominator's ownership of the Company's common stock."

Exhibit B

The Proposal

RESOLVED, pursuant to By-Law 39 of the Amended and Restated By-Laws (the "By-Laws") of KSW, Inc. ("KSW" or the "Company"), stockholders hereby amend the By-Laws to add By-Law 41 PROXY ACCESS:

"The Company shall include in its proxy materials for a meeting of stockholders the name, together with the Disclosure and Statement (both as defined in this By-Law 41), of any person nominated for election to the Board of Directors by a stockholder or group thereof (the "Nominator"), and allow stockholders to vote with respect to such nominee on the Company's proxy card. Each Nominator may nominate one candidate for election at a meeting.

To be eligible to make a nomination, a Nominator must:

(a) have beneficially owned 2% or more of the Company's outstanding common stock (the "Required Shares") continuously for at least one year;

(b) provide written notice received by the Company's Secretary within the time period specified for shareholder proposals under Rule 14a-18 of the Securities and Exchange Act of 1934, as amended or any successor provision thereto, containing (1) with respect to the nominee, (A) the information required by these By-Laws and (B) such nominee's consent to being named in the proxy statement and to serving as a director if elected; and (2) with respect to the Nominator, proof of ownership of the Required Shares (the information referred to in clauses (a) and (b) above being referred to as the "Disclosure"); and

(c) execute an undertaking that the Nominator agrees to (1) assume all liability of any violation of law or regulation arising out of the Nominator's communications with stockholders, including the Disclosure and (2) to the extent it uses soliciting material other than the Company's proxy materials, comply with all applicable laws and regulations.

The Nominator shall have the option to furnish a statement, not to exceed 500 words, in support of the nominee's candidacy (the "Statement"), at the time the Disclosure is submitted to the Company's Secretary. The Board of Directors shall adopt a procedure for timely resolving disputes over whether notice of a nomination was timely given and whether the Disclosure and Statement comply with this By-Law 41 and any applicable SEC rules."

Supporting Statement

The proposed amendment will give shareholders a more effective means of exercising their fundamental right to nominate directors. It merely gives a voice to the shareholders of KSW. If the shareholders are happy with the current directors, they can vote for the incumbents. In that case, the board structure will not change. This proposal is only about giving shareholders the option to nominate a director without incurring significant costs. KSW has the chance to be one of a few companies that offers its shareholders proxy access. Voting for this amendment will be a very important step towards improving the corporate governance landscape.

WE URGE YOU TO VOTE FOR THIS PROPOSAL.

Attachment B

The Company's No-Action Request

BRACEWELL
&GIULIANI

Texas
New York
Washington, DC
Connecticut
Seattle
Dubai
London

Troy L. Harder
Partner

713.221.1456 Office
713.437.5349 Fax

Troy.Harder@bgllp.com

Bracewell & Giuliani LLP
711 Louisiana Street
Suite 2300
Houston, Texas
77002-2770

January 9, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: KSW, Inc.: Intention to Omit Stockholder Proposal

Ladies and Gentlemen:

This letter is to inform you that KSW, Inc. (the "Company") intends to exclude from its proxy statement and form of proxy for the Company's 2012 annual meeting of stockholders (collectively, the "2012 Proxy Materials") a stockholder proposal and statement in support thereof (the "Proposal") received from Furlong Fund LLC (the "Proponent"). The Proponent's letter setting forth the Proposal is attached hereto as Attachment A.

On behalf of the Company, we hereby respectfully request that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") concur in our opinion that the Proposal may be properly excluded from the 2012 Proxy Materials for the reasons set forth below.

The Company expects to file its definitive 2012 Proxy Materials with the Commission on or about March 30, 2012, and this letter is being submitted more than 80 calendar days before such date in accordance with Rule 14a-8(j). In accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), this letter is being emailed to the Staff at shareholderproposals@sec.gov. Because this request is being submitted electronically pursuant to the guidance provided in SLB 14D, the six copies ordinarily required by Rule 14a-8(j) are not enclosed herewith.

In accordance with Rule 14a-8(j), a copy of this submission is being forwarded simultaneously to the Proponent. Pursuant to Rule 14a-8(k) and Section E of SLB 14D, the Proponent is requested to copy the undersigned on any correspondence the Proponent may choose to submit to the Staff.

As discussed more fully below, we believe that the Proposal may properly be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(10) because it has been substantially implemented by the Company.

Summary of the Proposal

The Proposal asks the stockholders of the Company to amend the Amended and Restated By-Laws of the Company (the "By-Laws") to add a new By-Law that would allow a shareholder beneficially owning 2% or more of the Company's outstanding common stock continuously for at least one year to nominate one candidate for election to the Company's board of directors at a meeting of stockholders.

Reasons for Exclusion of the Proposal

We believe the Proposal may be properly omitted from the Company's 2012 Proxy Materials pursuant to Rule 14a-8(i)(10), which permits the omission of a stockholder proposal if "the company has already substantially implemented the proposal." To be excluded, the proposal does not need to be implemented in full or exactly as presented by the proponent. Rather, the standard for exclusion is substantial implementation. SEC Release No. 34-40018 at n. 30 (May 21, 1998). The Staff has provided no-action relief under Rule 14a-8(i)(10) when a company has satisfied the essential objective of the proposal, even if the company (i) did not take the exact action requested by the proponent, (ii) did not implement the proposal in every detail or (iii) exercised discretion in determining how to implement the proposal. See, e.g., Bank of America Corp. (December 15, 2010); McKesson Corp. (April 8, 2011); Exelon Corp. (February 26, 2010); and Johnson & Johnson (February 19, 2008).

The Board of Directors of the Company (the "Board") is committed to ensuring effective corporate governance, and accordingly, the Board periodically evaluates the Company's governing documents to determine if any changes are advisable. After receipt of the Proposal, the Board, in consultation with legal counsel, reviewed the shareholder nomination provisions in the Company's By-Laws. At a meeting held on January 5, 2012, the Board, recognizing the value of permitting the Company's stockholders who own a significant amount of the Company's common stock to nominate directors, adopted the following resolution to amend the existing By-Law 13(b):

> RESOLVED, pursuant to By-Law 39 (ii) of the Amended and Restated By-Laws ("the By-Laws") of KSW, Inc. ("KSW" or the Company"), By-Law 13 (b) is amended to read in full as follows:

> "Nominations of persons for election as Directors of the Company may be made at a meeting of stockholders (i) by or at the direction of the Board or (ii) a stockholder (the "Nominator") who meets the criteria, and complies with the procedures, set forth in this By-Law 13. Each Nominator may nominate one candidate for election at a meeting. All nominations by Nominators must be made pursuant to timely notice in proper written form to the Secretary.
>
> To be eligible to make a nomination, a Nominator must:
>
> (i) have beneficially owned 5% or more of the Company's outstanding common stock (the "Required Shares") continuously for at least one year;
>
> (ii) execute an undertaking that the Nominator agrees to (1) assume all liability of any violation of law or regulation arising out of the Nominator's communications with stockholders, including the disclosure required by By-Law 13(c) and (2) to the extent it uses soliciting material other than the Company's proxy materials, comply with all applicable laws and regulations; and
>
> (iii) be current in all required filings with the Securities and Exchange Commission regarding such Nominator's ownership of the Company's common stock.

The text of By-Law 13, marked to show the changes resulting from the amendment, is reproduced in Attachment B.

In evaluating the ownership threshold to be required for shareholder nominations, the Board took into account the market capitalization of the Company. Based on the January 6, 2012 closing price of the Company's common stock on the NASDAQ Stock Market of $3.25 per share, the Proponent's proposed ownership threshold of 2% would allow each shareholder owning shares valued as low as $415,000 to nominate a director at each annual stockholder meeting. As a result, the Board determined that a 2% ownership threshold was too low and that a higher ownership threshold of 5% would allow stockholders who have a meaningful ownership interest in the Company to exercise their right to nominate directors to the Board. Aside from the change in the ownership threshold, the Board's adopted amendment of the By-Laws, taken together with the remaining provisions of By-Law 13, is substantively the same as the Proposal.

BRACEWELL
&GIULIANI

* * * * * *

Based on the foregoing and on behalf of the Company, we respectfully request that the Staff concur in our opinion that the Proposal may be properly excluded from the Company's 2012 Proxy Materials. If you have any questions or need any additional information, please contact the undersigned at (713) 221-1456 or troy.harder@bgllp.com.

Very truly yours,

Bracewell & Giuliani LLP

Troy L. Harder

/pd
Enclosures

cc: Furlong Fund LLC
10 G Street NE
Washington, DC 20002
dan@furlongfinancial.com

James F. Oliviero
General Counsel
KSW, Inc.
37-16 23rd Street
Long Island City, New York 11101

Attachment A

The Proposal

#3906017.1

Furlong Financial, LLC
10 G Street NE
Suite 710
Washington, DC 20002

November 28, 2011

VIA CERTIFIED MAIL
Director of Investor Relations
KSW, Inc.
37-16 23rd Street
Long Island City, NY 11101

To Whom It May Concern:

I am currently the beneficial owner of 4,500 shares of common stock of KSW, Inc. (the "Company") and I have continuously held at least $2,000.00 worth for more than 1 year as of today's date. I intend to continue to hold these securities though the date of the Company's next annual meeting of shareholders.

In accordance with Rule 14a-8 of the Securities Exchange Act of 1934, I have enclosed a shareholder proposal to be included in the Company's proxy statement and proxy card relating to the 2012 annual meeting.

If you would like to discuss any of the items mentioned above please feel free to contact me at (202) 999-8854 or at dan@furlongfinancial.com. Thank you for your time and consideration.

Sincerely,

Daniel Rudewicz, CFA

RESOLVED, pursuant to By-Law 39 of the Amended and Restated By-Laws (the "By-Laws") of KSW, Inc. ("KSW" or the "Company"), stockholders hereby amend the By-Laws to add By-Law 41 PROXY ACCESS:

"The Company shall include in its proxy materials for a meeting of stockholders the name, together with the Disclosure and Statement (both as defined in this By-Law 41), of any person nominated for election to the Board of Directors by a stockholder or group thereof (the "Nominator"), and allow stockholders to vote with respect to such nominee on the Company's proxy card. Each Nominator may nominate one candidate for election at a meeting.

To be eligible to make a nomination, a Nominator must:

(a) have beneficially owned 2% or more of the Company's outstanding common stock (the "Required Shares") continuously for at least one year;

(b) provide written notice received by the Company's Secretary within the time period specified for shareholder proposals under Rule 14a-18 of the Securities and Exchange Act of 1934, as amended or any successor provision thereto, containing (1) with respect to the nominee, (A) the information required by these By-Laws and (B) such nominee's consent to being named in the proxy statement and to serving as a director if elected; and (2) with respect to the Nominator, proof of ownership of the Required Shares (the information referred to in clauses (a) and (b) above being referred to as the "Disclosure"); and

(c) execute an undertaking that the Nominator agrees to (1) assume all liability of any violation of law or regulation arising out of the Nominator's communications with stockholders, including the Disclosure and (2) to the extent it uses soliciting material other than the Company's proxy materials, comply with all applicable laws and regulations.

The Nominator shall have the option to furnish a statement, not to exceed 500 words, in support of the nominee's candidacy (the "Statement"), at the time the Disclosure is submitted to the Company's Secretary. The Board of Directors shall adopt a procedure for timely resolving disputes over whether notice of a nomination was timely given and whether the Disclosure and Statement comply with this By-Law 41 and any applicable SEC rules."

Supporting Statement

The proposed amendment will give shareholders a more effective means of exercising their fundamental right to nominate directors. It merely gives a voice to the shareholders of KSW. If the shareholders are happy with the current directors, they can vote for the incumbents. In that case, the board structure will not change. This proposal is only about giving shareholders the option to nominate a director without incurring significant costs. KSW has the chance to be one of a few companies that offers its shareholders proxy access. Voting for this amendment will be a very important step towards improving the corporate governance landscape.

WE URGE YOU TO VOTE FOR THIS PROPOSAL.

Fidelity Investments

October 17, 2011

Furlong Fund LLC
Attn: Daniel r. Rudewicz
[redacted]

Dear Mr. Rudewicz:

This letter is in response to your recent correspondence request for information pertaining to the ownership of shares of KSW, Inc. (KSW) in the Fidelity partnership account of Furlong Fund LLC, ending in & OMB Memorandum M-07-16 ***

Per my research, Fidelity records confirm the purchase of 4,500 shares of KSW in September and October 2008. The shares have remained in the account to present date. I have forwarded under separate cover, duplicate statements from September 2008 through September 2011 for the aforementioned account.

Please note that Fidelity records confirm the closing price information as follows:

High Closing Price - $5.30 per share on November 4, 2008
Low Closing Price - $1.79 per share on December 19, 2008

I hope you find this information helpful. For any other issues or general inquiries regarding your account, please contact a Fidelity representative at 800-544-6666 for assistance.

Sincerely,

Tobey Woodworth
Client Service Specialist

Our File: W818799-16OCT11

Personal and Workplace Investing
Mail: P.O. Box 770001, Cincinnati, OH 45277-0045
Office: 500 Salem Street, Smithfield, RI 02917

Attachment B

By-Law 13, as Amended

13. NOMINATIONS OF DIRECTORS; ELECTION. (a) Subject to the rights, if any, of the holders of any series of Preferred Stock to elect additional Directors under circumstances specified in a Preferred Stock Designation, only persons who are nominated in accordance with the following procedures will be eligible for election as Directors of the Company.

(b) Nominations of persons for election as Directors of the Company may be made at a meeting of stockholders (i) by or at the direction of the Board or (ii) by ~~any~~ a stockholder (the "Nominator") who ~~is a stockholder of record at the time of giving of notice provided for~~ meets the criteria, and complies with the procedures, set forth in this By-Law 13 ~~who is entitled to vote for the election of Directors at the meeting and who complies with the procedures set forth in this By-Law 13~~. Each Nominator may nominate one candidate for election at a meeting. All nominations by ~~stockholders~~ Nominators must be made pursuant to timely notice in proper written form to the Secretary.

To be eligible to make a nomination, a Nominator must:

(i) have beneficially owned 5% or more of the Company's outstanding common stock (the "Required Shares") continuously for at least one year;

(ii) execute an undertaking that the Nominator agrees to (1) assume all liability of any violation of law or regulation arising out of the Nominator's communications with stockholders, including the disclosure required by By-Law 13(c) and (2) to the extent it uses soliciting material other than the Company's proxy materials, comply with all applicable laws and regulations; and

(iii) be current in all required filings with the Securities and Exchange Commission regarding such Nominator's ownership of the Company's common stock.

(c) To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 60 calendar days prior to the meeting; PROVIDED, HOWEVER, that in the event that public announcement of the date of the meeting is not made at least 75 calendar days prior to the date of the meeting, notice by the stockholder to be timely must be so received not later than the close of business on the 10th calendar day following the day on which public announcement is first made of the date of the meeting. To be in proper written form, such stockholder's notice must set forth or include (i) the name and address, as they appear on the Company's books, of the stockholder giving the notice and of the beneficial owner, if any, on whose behalf the nomination is made; (ii) a representation that the stockholder giving the notice is a holder of record of stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) the class and number of shares of stock of the Company owned beneficially and of record by the stockholder giving the notice and by the beneficial owner, if any, on whose behalf the nomination is made; (iv) a description of all arrangements or understandings between or among any of (A) the stockholder giving the notice, (B) the beneficial owner on whose behalf the notice is given, (C) each nominee, and (D) any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder giving the notice; (v) such other information regarding each nominee proposed by the stockholder giving the notice as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had the nominee been nominated, or intended to be nominated, by the Board; and (vi) the signed consent of each nominee to serve as a director of the Company if so elected. At the request of the Board, any person nominated by the Board for election as a Director must furnish to the Secretary that information required to be set forth in a stockholder's notice of nomination which pertains to the nominee. The presiding officer of the meeting for election of Directors will, if the facts warrant, determine that a nomination was not made in accordance with the procedures prescribed by this By-Law 13, and if he or she should so determine, he or she will so declare to the meeting and the defective nomination will be disregarded. Notwithstanding the foregoing provisions of this By-Law 13, a stockholder must also comply with all applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the matters set forth in this By-Law 13.

FURLONG FINANCIAL, LLC

10 G STREET, NE
SUITE 710
WASHINGTON, DC 20002

FURLONGFINANCIAL.COM
(202) 999 - 8854

January 27, 2012

VIA ELECTRONIC MAIL AND HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Email: shareholderproposals@sec.gov

Re: KSW, Inc.
Proponent's Position on Company's No-Action Request Dated January 9, 2012
Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentleman:

As the investment advisor to the Furlong Fund, LLC (the "Proponent") and the beneficial owner of the shares of KSW, Inc. (the "Company"), I am writing to respond to the letter sent by the Company to the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") requesting that the Staff concur with the Company's view that the shareholder proposal and supporting statement (the "Proposal") of the Proponent may be properly excluded from the Company's proxy statement and form of proxy (the "Proxy Materials") for the Company's 2012 annual meeting of stockholders (the "2012 Annual Meeting"). I ask the Staff to not concur that the Proposal may be excluded from the 2012 Annual Meeting Proxy Materials pursuant to Rule 14a-8(i)(10).

ANALYSIS

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has "substantially implemented" the action requested. *Texaco, Inc.* (avail. Mar. 28, 1991) (citing Securities Exchange Act Release No. 19135 (Aug. 16, 1983)). The Staff has stated it will consider whether the "policies, practices and procedures administered by [a company] address the operational and managerial programs . . . as outlined by the guidelines in the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). Moreover, the Staff stated that whether a proposal has been substantially implemented "depends upon whether its particular policies, practices and procedures *compare favorably with the guidelines of the proposal.*" *Id.* (emphasis added).

The Company claims that by amending By-Law 13(b) (the "Amendment") of the Company's Restated and Amended By-Laws (the "By-Laws"), the Proposal has been substantially implemented. However, I ask the Staff to not concur that the Proposal may be excluded because: (1) proxy access has not been implemented by the Amendment; (2) the ownership threshold has been raised to 250% of the threshold in the Proposal; (3) the Proposal, if passed, could be amended by a majority instead of the supermajority required after the Amendment; (4) the Proposal allows for a statement of support for shareholder nominees required to be placed on the Company's proxy card while the By-Laws do not; and (5) the Proposal explicitly states that shareholders can form groups to reach the threshold, while the By-Laws do not.

1. Proxy Access Has Not Been Implemented

Claiming to recognize the value of offering proxy access, the Board of Directors of the Company (the "Board") amended the Company's By-Laws on January 5, 2012. There is a fundamental difference between how proxy access is implemented in the Proposal and how it is implemented in the Amendment. The Company has claimed to both the Proponent and the financial press that the Company offers proxy access. *See* Kristin Gribben, *Adopting Proxy Access: A Smart Defense?*, Agenda, Jan. 23, 2012. However, the Company's version of proxy access ("KSW Proxy Access") found in the Amendment, a copy of which is attached to this letter as Exhibit A, is not the same as the Proponent's version of proxy access ("Furlong Proxy Access") found in the Proposal, a copy of which is attached to this letter as Exhibit B.

In August 2010, the Commission adopted Rule 14a-11 of the Securities Exchange Act of 1934 ("Rule 14a-11") to provide proxy access to shareholders. Facilitating Shareholder Director Nominations, Securities Act Release No. 9136, Exchange Act Release No. 62764, Investment Company Act Release No. 29384, 75 Fed. Reg. 56668 (Aug. 25, 2010). Rule 14a-11 required "companies to include information about shareholder nominees for director in company proxy statements, and *the names of the nominee or nominees as choices on company proxy cards.*" *Id.* at 56678 (emphasis added). The purpose of the Proposal was to offer the Company's shareholders a chance to vote on a bylaw that would offer proxy access in much the same way that Rule 14a-11 would have. More specifically, by including the language "shall include in its proxy materials," the Proposal's bylaw would offer shareholders, among other things, the ability to include the name of shareholder nominees for director as choices included in the Company's Proxy Materials. In contrast, the Amendment doesn't mention the ability of the stockholder to access the Proxy Materials. Nowhere in the Company's By-Laws, including the Amendment, is there mention of access to the Company's proxy materials for the shareholder making the nomination. KSW, Inc. (Form S-8) (Feb. 13, 1997). The ability to have a shareholder nominee's name on the Company's proxy card is an important difference between KSW Proxy Access and Furlong Proxy Access. This difference alone should be enough for the Staff to reach the conclusion that the Proposal has not been "substantially implemented."

If the Amendment does not offer access to the Company's proxy card, it clearly does not "compare favorably with the guidelines" of the Proposal. The Amendment merely creates a rule that any stockholder wishing to make a nomination must now own 5% of the Shares, where previously there was no level. The Amendment has only created an additional impediment to shareholder nominations. Creating an additional requirement to make a nomination – while not offering access to the Company's proxy materials – does not compare favorably with the guidelines of the Proposal.

2. The Ownership Threshold Has Been Changed

Another important material difference between the Proposal and the Amendment is the ownership threshold. When a company's action (or other authorities' actions) have yet to implement the proposal at the precise ownership thresholds, the Commission has ruled that a proposal has not been "substantially implemented." Thus, the Proposal may not be properly excluded under 14a-8(i)(10).

i. <u>Ownership Threshold is 250% of the Level Proposed</u>

The percentages of ownership required for shareholder nominations in the Amendment and the Proposal are substantially different. The Amendment sets the ownership threshold for shareholder nominations at 5%. This level is 250% of the ownership threshold in the Proposal. A 2% ownership level is significantly easier to achieve than a 5% level. During the comment periods for Rule 14a-11, the Commission received many letters concerning the ownership threshold. One such letter from the Council for Institutional Investors ("CII") laid out extensive evidence as to why a 5% threshold was too high. In the companies in the CII study, if the ten largest institutional investors that engage portfolio companies were to aggregate shares, aggregated holdings would reach ownership levels ranging from 2.13% to 3.98%, with an average of 2.58%. Council of Institutional Investors, Comment Letter on SEC Release No. 33-9046 (Aug. 4, 2009). Using the 2.13% to 3.98% ownership level range in the study, the shareholders mentioned above would reach 5% in *none* of the companies in the sample, but would reach 2% in *all* of the companies in the sample. Furthermore, the Commission has stated that it is concerned that at an ownership threshold of 5%, proxy access would not be viable. More specifically, the Commission stated, "We are concerned, however, that use of Rule 14a-11 may not be consistently and realistically viable, even by shareholder groups, if the uniform ownership threshold were set at 5% or higher." Facilitating Shareholder Director Nominations, Securities Act Release No. 9136, Exchange Act Release No. 62764, Investment Company Act Release No. 29384, 75 Fed. Reg. 56668, 56692 (Aug. 25, 2010).

ii. The Staff's Position on Special Meeting Ownership Threshold Changes

To date, the Staff has yet to consider a proposal where a company claimed it had "substantially implemented" proxy access while increasing the ownership threshold. Due to the lack of precedent concerning proxy access, the special meeting proposals and the proxy access proposals can be compared because the presence of an ownership threshold makes them analogous. In *AT&T Inc.*, the Staff stated that it was unable to concur with the company's view that by implementing the ability to call a special meeting at a level of 150% of the amount in the proponent's proposal, the proposal may be excluded under 14a-8(i)(10). *AT&T Inc.* (avail. Feb. 12, 2010); *see also General Dynamics Corp.* (avail. Jan. 24, 2011) (commenting that the Staff does not believe the proposal may be omitted from its proxy materials in reliance on 14a-8(i)(10), noting "the proposal specifically seeks to allow shareholders to call a special meeting if they own, in the aggregate, 10% of the company's outstanding common stock, whereas General Dynamics' bylaw requires a special meeting to be called at the request of a group of shareholders only if the group owns, in the aggregate, at least 25% of General Dynamics' outstanding voting stock"); *Allegheny Energy, Inc.* (avail. Jan. 15, 2009) (rejecting a request to concur that a proposal may be excluded pursuant to Rule 14a-8(i)(10) where the proposal asked for an amendment for 10% holders to be able to call special meeting and the company amended its bylaws to allow 25% holders to call a special meeting); *AMN Healthcare Services, Inc.* (avail. Dec. 30, 2008) (refusing to concur with a company's 14a-8(i)(10) request because the proposal called for a 10% ownership threshold to call a special meeting and the company offered only those shareholders owning 25% or more the ability to call special meetings).

The position that an ownership threshold change is not equivalent to substantial implementation is consistent with the Staff no-action letters cited by the Company in its no-action request. For example, the first no-action letter the Company cited was *Bank of America, Inc.* (avail. Dec. 15, 2010). Bank of America was granted relief under 14a-8(i)(10) because the proponent's proposal called for, among other things, a 10% requirement to call a special meeting. Bank of America was granted the relief because it amended its bylaws to allow those holding 10% of shares outstanding the ability to call a special meeting. It is important to note that the ownership threshold in the proponent's proposal and the amendment were both 10%. There was no change in the ownership threshold. This is also true for the other no-action letters cited by the Company. *See McKesson Corp.* (avail. Apr. 8, 2011) (receiving no-action relief under 14a-8(i)(10) from the Staff because the company had already committed to providing "shareholders at [the company's upcoming] annual meeting with an opportunity to approve amendments to [the company's] certificate of incorporation" that would eliminate the supermajority provision); *Excelon Corp.* (avail. Feb. 26, 2010) (receiving no-action relief under 14a-8(i)(10) from the Staff because the company took action to do precisely what the proposal had asked for); *Johnson & Johnson* (avail. Feb. 19, 2008) (receiving no-action relief under 14a-8(i)(10) from the Staff with regard to a proposal calling for a the ability to call a special meeting for shareholders owning a level of shares favored at 10% because Section 14A:5-3 of the New Jersey Business Corporation Act already allowed holders of 10% or more of the New Jersey company's common stock the ability to call a special meeting).

As shown above, when an ownership threshold has been changed, the Staff has stated that it will not concur in a company's effort to exclude a proposal under Rule 14a-8(i)(10). Furthermore, this position is consistent with the no-action letters cited by the Company. The no-action letters do not support the Company's contention that it may increase the ownership threshold to 250% of the amount in the Proposal.

3. The Company Placed the Amendment in a Supermajority Bylaw

By placing the Amendment in By-Law 13, the Company removed the ability of stockholders to amend the bylaw with a simple majority. The Company's Article of Incorporation states:

> By-Laws 3, 8, 10, 11, 12, 13, and 39 may not be amended or repealed by the stockholders, and no provision inconsistent therewith may be adopted by the stockholders, without the affirmative vote of the holders of at least 80% of the Voting Stock, voting together as a single class.

KSW, Inc. (Form S-8) (Feb. 13, 1997).

The Proposal sought to add By-Law 41, which would require a simple majority to amend. By placing the Amendment in By-Law 13, which requires at least 80% of the Voting Stock to amend, the Company has taken away the shareholders ability to amend the Amendment by a simple majority. Moreover, because the supermajority provision requires 80% of the Voting Stock, as opposed to votes cast, the Company has made it extremely difficult for stockholders to amend. Last year proxies for the Company's 2011 annual meeting were solicited from 6,366,625 Company stockholders. KSW, Inc., Submission of Matters to a Vote of Security Holders (Form 8-K) (May 5, 2011). However, only 2,388,612 votes were cast in the election for directors. Id. Based on those numbers only 37% of the Voting Stock was voted, implying that the likelihood of receiving the 80% required by the supermajority provision is small.

4. The Ability to Include a Statement of Support Has Been Removed

The ability of a stockholder to include a statement of support for his or her nominee has not been implemented. The Proposal included language that a stockholder making a nomination could "furnish a statement, not to exceed 500 words, in support of the nominee's candidacy." The Amendment did not include this language, or any language having the same effect. The statement of support was a substantial part of the Proposal. However, the Company did not implement it in the Amendment.

5. The Ability to Form a Shareholder Group in Order to Reach the Ownership Threshold Has Been Removed

The ability of a shareholder group having the ability to pool votes to reach the ownership threshold has not been implemented. The Proposal included language that a "a stockholder or group thereof "could make a nomination. The Amendment simply says "a stockholder." Based on the Company's 2011 proxy statement, only one shareholder besides the CEO would reach the ownership threshold in the Amendment. KSW, Inc., 2011 Notice of Annual Meeting of Stockholders (Form DEF 14A) (Mar. 30, 2011). Furthermore, because of the language of the By-Laws, including the Amendment, only one outside shareholder can even now, after the Amendment, nominate a director for election, a nominee that is not required by the Company to be included on the proxy card. The Proponent did not submit the Proposal for the purpose of creating additional barrier to shareholder nominations in general, while not requiring access to the Company's proxy card.

* * *

The five material differences stated above show that the Proposal has clearly not been "substantially implemented." In addition, recent changes to Rule 14a-8(i)(8) were put in place to give shareholders the ability to, among other things, lower the ownership threshold. While much of the law concerned the now vacated Rule 14a-11, the private ordering function of Rule 14a-8(i)(8) remains. In regards to private ordering, the Commission has said that "shareholders who believe the 3% threshold is too high can take steps to seek to establish a lower ownership threshold." Facilitating Shareholder Director Nominations, Securities Act Release No. 9136, Exchange Act Release No. 62764, Investment Company Act Release No. 29384, 75 Fed. Reg. 56668, 56691 (Aug. 25, 2010). Furthermore, the Commission stated that Rule 14a-8(i)(8) would allow proposals that "seek to include a number of provisions relating to nominating directors for inclusion in company proxy materials, and disclosures related to such nominations, ***that require a different ownership threshold***, holding period, or other qualifications or representations." *Id.* at

56732 (emphasis added). The Proposal asks the Company's shareholders to vote on a bylaw that would implement Furlong Proxy Access. Now the company claims that proxy access has been implemented at 5%. If this is true, the Proposal seeks to lower the ownership threshold, which is allowed under Rule 14a-8(i)(8).

CONCLUSION

I encourage the Staff to agree that the Company may not properly exclude the Proposal under 14a-8(i)(10) for several reasons. First, because there is no mention of a shareholders ability to place his or her nominee on the company's proxy card, proxy access may not even be available after the Amendment, contrary to the Company's claims. Second, the ownership threshold in the Amendment is 250% of the amount proposed, which the Commission has stated does not substantially implement. Third, the Company placed the Amendment in a supermajority bylaw. Fourth, the Amendment did not include the ability of a shareholder to place a statement of support in favor of his or her nominee. Fifth, the Amendment differs from the proposal by removing the shareholders' ability to form groups to reach the ownership threshold. In addition, the comments to rule 14a-8(i)(8) state that a shareholder may propose changes in ownership levels to existing proxy access rules.

Should the Staff need any additional information, please feel free to contact me at (202) 999-8854 or dan@furlongfinancial.com. Thank you for your time and consideration.

Sincerely,

Daniel Rudewicz, CFA

Enclosures

cc: *VIA ELECTRONIC MAIL*
Mr. James Oliviero
joliviero@ksww.com

VIA ELECTRONIC MAIL
Mr. Troy Harder
troy.harder@bgllp.com

Exhibit A

The Amendment

EX-3.1 2 v245238_ex3-1.htm EXHIBIT 3.1

AMENDMENT NO. 1
TO
AMENDED AND RESTATED BY-LAWS
OF
KSW, INC.

This Amendment No. 1 to the Amended and Restated By-Laws (the "By-Laws") of KSW, Inc., a Delaware corporation (the "Company"), is adopted by the Board of Directors of the Company on January 5, 2012.

By-Law 13(b) is hereby deleted and replaced in its entirety to read as follows:

"(b) Nominations of persons for election as Directors of the Company may be made at a meeting of stockholders (i) by or at the direction of the Board or (ii) a stockholder (the "Nominator") who meets the criteria, and complies with the procedures, set forth in this By-Law 13. Each Nominator may nominate one candidate for election at a meeting. All nominations by Nominators must be made pursuant to timely notice in proper written form to the Secretary.

To be eligible to make a nomination, a Nominator must:

(i) have beneficially owned 5% or more of the Company's outstanding common stock (the "Required Shares") continuously for at least one year;

(ii) execute an undertaking that the Nominator agrees to (1) assume all liability of any violation of law or regulation arising out of the Nominator's communications with stockholders, including the disclosure required by By-Law 13(c) and (2) to the extent it uses soliciting material other than the Company's proxy materials, comply with all applicable laws and regulations; and

(iii) be current in all required filings with the Securities and Exchange Commission regarding such Nominator's ownership of the Company's common stock."

Exhibit B

The Proposal

RESOLVED, pursuant to By-Law 39 of the Amended and Restated By-Laws (the "By-Laws") of KSW, Inc. ("KSW" or the "Company"), stockholders hereby amend the By-Laws to add By-Law 41 PROXY ACCESS:

"The Company shall include in its proxy materials for a meeting of stockholders the name, together with the Disclosure and Statement (both as defined in this By-Law 41), of any person nominated for election to the Board of Directors by a stockholder or group thereof (the "Nominator"), and allow stockholders to vote with respect to such nominee on the Company's proxy card. Each Nominator may nominate one candidate for election at a meeting.

To be eligible to make a nomination, a Nominator must:

(a) have beneficially owned 2% or more of the Company's outstanding common stock (the "Required Shares") continuously for at least one year;

(b) provide written notice received by the Company's Secretary within the time period specified for shareholder proposals under Rule 14a-18 of the Securities and Exchange Act of 1934, as amended or any successor provision thereto, containing (1) with respect to the nominee, (A) the information required by these By-Laws and (B) such nominee's consent to being named in the proxy statement and to serving as a director if elected; and (2) with respect to the Nominator, proof of ownership of the Required Shares (the information referred to in clauses (a) and (b) above being referred to as the "Disclosure"); and

(c) execute an undertaking that the Nominator agrees to (1) assume all liability of any violation of law or regulation arising out of the Nominator's communications with stockholders, including the Disclosure and (2) to the extent it uses soliciting material other than the Company's proxy materials, comply with all applicable laws and regulations.

The Nominator shall have the option to furnish a statement, not to exceed 500 words, in support of the nominee's candidacy (the "Statement"), at the time the Disclosure is submitted to the Company's Secretary. The Board of Directors shall adopt a procedure for timely resolving disputes over whether notice of a nomination was timely given and whether the Disclosure and Statement comply with this By-Law 41 and any applicable SEC rules."

Supporting Statement

The proposed amendment will give shareholders a more effective means of exercising their fundamental right to nominate directors. It merely gives a voice to the shareholders of KSW. If the shareholders are happy with the current directors, they can vote for the incumbents. In that case, the board structure will not change. This proposal is only about giving shareholders the option to nominate a director without incurring significant costs. KSW has the chance to be one of a few companies that offers its shareholders proxy access. Voting for this amendment will be a very important step towards improving the corporate governance landscape.

WE URGE YOU TO VOTE FOR THIS PROPOSAL.

BRACEWELL
&GIULIANI

Texas
New York
Washington, DC
Connecticut
Seattle
Dubai
London

Troy L. Harder
Partner

713.221.1456 Office
713.437.5349 Fax

Troy.Harder@bgllp.com

Bracewell & Giuliani LLP
711 Louisiana Street
Suite 2300
Houston, Texas
77002-2770

January 9, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: KSW, Inc.: Intention to Omit Stockholder Proposal

Ladies and Gentlemen:

This letter is to inform you that KSW, Inc. (the "Company") intends to exclude from its proxy statement and form of proxy for the Company's 2012 annual meeting of stockholders (collectively, the "2012 Proxy Materials") a stockholder proposal and statement in support thereof (the "Proposal") received from Furlong Fund LLC (the "Proponent"). The Proponent's letter setting forth the Proposal is attached hereto as Attachment A.

On behalf of the Company, we hereby respectfully request that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") concur in our opinion that the Proposal may be properly excluded from the 2012 Proxy Materials for the reasons set forth below.

The Company expects to file its definitive 2012 Proxy Materials with the Commission on or about March 30, 2012, and this letter is being submitted more than 80 calendar days before such date in accordance with Rule 14a-8(j). In accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), this letter is being emailed to the Staff at shareholderproposals@sec.gov. Because this request is being submitted electronically pursuant to the guidance provided in SLB 14D, the six copies ordinarily required by Rule 14a-8(j) are not enclosed herewith.

In accordance with Rule 14a-8(j), a copy of this submission is being forwarded simultaneously to the Proponent. Pursuant to Rule 14a-8(k) and Section E of SLB 14D, the Proponent is requested to copy the undersigned on any correspondence the Proponent may choose to submit to the Staff.

As discussed more fully below, we believe that the Proposal may properly be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(10) because it has been substantially implemented by the Company.

Summary of the Proposal

The Proposal asks the stockholders of the Company to amend the Amended and Restated By-Laws of the Company (the "By-Laws") to add a new By-Law that would allow a shareholder beneficially owning 2% or more of the Company's outstanding common stock continuously for at least one year to nominate one candidate for election to the Company's board of directors at a meeting of stockholders.

Reasons for Exclusion of the Proposal

We believe the Proposal may be properly omitted from the Company's 2012 Proxy Materials pursuant to Rule 14a-8(i)(10), which permits the omission of a stockholder proposal if "the company has already substantially implemented the proposal." To be excluded, the proposal does not need to be implemented in full or exactly as presented by the proponent. Rather, the standard for exclusion is substantial implementation. SEC Release No. 34-40018 at n. 30 (May 21, 1998). The Staff has provided no-action relief under Rule 14a-8(i)(10) when a company has satisfied the essential objective of the proposal, even if the company (i) did not take the exact action requested by the proponent, (ii) did not implement the proposal in every detail or (iii) exercised discretion in determining how to implement the proposal. See, e.g., Bank of America Corp. (December 15, 2010); McKesson Corp. (April 8, 2011); Exelon Corp. (February 26, 2010); and Johnson & Johnson (February 19, 2008).

The Board of Directors of the Company (the "Board") is committed to ensuring effective corporate governance, and accordingly, the Board periodically evaluates the Company's governing documents to determine if any changes are advisable. After receipt of the Proposal, the Board, in consultation with legal counsel, reviewed the shareholder nomination provisions in the Company's By-Laws. At a meeting held on January 5, 2012, the Board, recognizing the value of permitting the Company's stockholders who own a significant amount of the Company's common stock to nominate directors, adopted the following resolution to amend the existing By-Law 13(b):

> RESOLVED, pursuant to By-Law 39 (ii) of the Amended and Restated By-Laws ("the By-Laws") of KSW, Inc. ("KSW" or the Company"), By-Law 13 (b) is amended to read in full as follows:

> "Nominations of persons for election as Directors of the Company may be made at a meeting of stockholders (i) by or at the direction of the Board or (ii) a stockholder (the "Nominator") who meets the criteria, and complies with the procedures, set forth in this By-Law 13. Each Nominator may nominate one candidate for election at a meeting. All nominations by Nominators must be made pursuant to timely notice in proper written form to the Secretary.
>
> To be eligible to make a nomination, a Nominator must:
>
> (i) have beneficially owned 5% or more of the Company's outstanding common stock (the "Required Shares") continuously for at least one year;
>
> (ii) execute an undertaking that the Nominator agrees to (1) assume all liability of any violation of law or regulation arising out of the Nominator's communications with stockholders, including the disclosure required by By-Law 13(c) and (2) to the extent it uses soliciting material other than the Company's proxy materials, comply with all applicable laws and regulations; and
>
> (iii) be current in all required filings with the Securities and Exchange Commission regarding such Nominator's ownership of the Company's common stock.

The text of By-Law 13, marked to show the changes resulting from the amendment, is reproduced in Attachment B.

In evaluating the ownership threshold to be required for shareholder nominations, the Board took into account the market capitalization of the Company. Based on the January 6, 2012 closing price of the Company's common stock on the NASDAQ Stock Market of $3.25 per share, the Proponent's proposed ownership threshold of 2% would allow each shareholder owning shares valued as low as $415,000 to nominate a director at each annual stockholder meeting. As a result, the Board determined that a 2% ownership threshold was too low and that a higher ownership threshold of 5% would allow stockholders who have a meaningful ownership interest in the Company to exercise their right to nominate directors to the Board. Aside from the change in the ownership threshold, the Board's adopted amendment of the By-Laws, taken together with the remaining provisions of By-Law 13, is substantively the same as the Proposal.

BRACEWELL
&GIULIANI

* * * * * *

Based on the foregoing and on behalf of the Company, we respectfully request that the Staff concur in our opinion that the Proposal may be properly excluded from the Company's 2012 Proxy Materials. If you have any questions or need any additional information, please contact the undersigned at (713) 221-1456 or troy.harder@bgllp.com.

Very truly yours,

Bracewell & Giuliani LLP

Troy L. Harder

/pd
Enclosures

cc: Furlong Fund LLC
10 G Street NE
Washington, DC 20002
dan@furlongfinancial.com

James F. Oliviero
General Counsel
KSW, Inc.
37-16 23rd Street
Long Island City, New York 11101

Attachment A

The Proposal

Furlong Financial, LLC
10 G Street NE
Suite 710
Washington, DC 20002

November 28, 2011

VIA CERTIFIED MAIL
Director of Investor Relations
KSW, Inc.
37-16 23rd Street
Long Island City, NY 11101

To Whom It May Concern:

I am currently the beneficial owner of 4,500 shares of common stock of KSW, Inc. (the "Company") and I have continuously held at least $2,000.00 worth for more than 1 year as of today's date. I intend to continue to hold these securities though the date of the Company's next annual meeting of shareholders.

In accordance with Rule 14a-8 of the Securities Exchange Act of 1934, I have enclosed a shareholder proposal to be included in the Company's proxy statement and proxy card relating to the 2012 annual meeting.

If you would like to discuss any of the items mentioned above please feel free to contact me at (202) 999-8854 or at dan@furlongfinancial.com. Thank you for your time and consideration.

Sincerely,

Daniel Rudewicz, CFA

RESOLVED, pursuant to By-Law 39 of the Amended and Restated By-Laws (the "By-Laws") of KSW, Inc. ("KSW" or the "Company"), stockholders hereby amend the By-Laws to add By-Law 41 PROXY ACCESS:

"The Company shall include in its proxy materials for a meeting of stockholders the name, together with the Disclosure and Statement (both as defined in this By-Law 41), of any person nominated for election to the Board of Directors by a stockholder or group thereof (the "Nominator"), and allow stockholders to vote with respect to such nominee on the Company's proxy card. Each Nominator may nominate one candidate for election at a meeting.

To be eligible to make a nomination, a Nominator must:

(a) have beneficially owned 2% or more of the Company's outstanding common stock (the "Required Shares") continuously for at least one year;

(b) provide written notice received by the Company's Secretary within the time period specified for shareholder proposals under Rule 14a-18 of the Securities and Exchange Act of 1934, as amended or any successor provision thereto, containing (1) with respect to the nominee, (A) the information required by these By-Laws and (B) such nominee's consent to being named in the proxy statement and to serving as a director if elected; and (2) with respect to the Nominator, proof of ownership of the Required Shares (the information referred to in clauses (a) and (b) above being referred to as the "Disclosure"); and

(c) execute an undertaking that the Nominator agrees to (1) assume all liability of any violation of law or regulation arising out of the Nominator's communications with stockholders, including the Disclosure and (2) to the extent it uses soliciting material other than the Company's proxy materials, comply with all applicable laws and regulations.

The Nominator shall have the option to furnish a statement, not to exceed 500 words, in support of the nominee's candidacy (the "Statement"), at the time the Disclosure is submitted to the Company's Secretary. The Board of Directors shall adopt a procedure for timely resolving disputes over whether notice of a nomination was timely given and whether the Disclosure and Statement comply with this By-Law 41 and any applicable SEC rules."

Supporting Statement

The proposed amendment will give shareholders a more effective means of exercising their fundamental right to nominate directors. It merely gives a voice to the shareholders of KSW. If the shareholders are happy with the current directors, they can vote for the incumbents. In that case, the board structure will not change. This proposal is only about giving shareholders the option to nominate a director without incurring significant costs. KSW has the chance to be one of a few companies that offers its shareholders proxy access. Voting for this amendment will be a very important step towards improving the corporate governance landscape.

WE URGE YOU TO VOTE FOR THIS PROPOSAL.

Fidelity INVESTMENTS

October 17, 2011

Furlong Fund LLC
Attn: Daniel r. Rudewicz
[redacted]

Dear Mr. Rudewicz:

This letter is in response to your recent correspondence request for information pertaining to the ownership of shares of KSW, Inc. (KSW) in the Fidelity partnership account of Furlong Fund LLC, ending in B Memorandum M-07-16 ***

Per my research, Fidelity records confirm the purchase of 4,500 shares of KSW in September and October 2008. The shares have remained in the account to present date. I have forwarded under separate cover, duplicate statements from September 2008 through September 2011 for the aforementioned account.

Please note that Fidelity records confirm the closing price information as follows:

High Closing Price - $5.30 per share on November 4, 2008
Low Closing Price - $1.79 per share on December 19, 2008

I hope you find this information helpful. For any other issues or general inquiries regarding your account, please contact a Fidelity representative at 800-544-6666 for assistance.

Sincerely,

Tobey Woodworth
Client Service Specialist

Our File: W818799-16OCT11

Attachment B

By-Law 13, as Amended

13. NOMINATIONS OF DIRECTORS; ELECTION. (a) Subject to the rights, if any, of the holders of any series of Preferred Stock to elect additional Directors under circumstances specified in a Preferred Stock Designation, only persons who are nominated in accordance with the following procedures will be eligible for election as Directors of the Company.

(b) Nominations of persons for election as Directors of the Company may be made at a meeting of stockholders (i) by or at the direction of the Board or (ii) by ~~any~~ a stockholder (the "Nominator") who ~~is a stockholder of record at the time of giving of notice provided for~~ meets the criteria, and complies with the procedures, set forth in this By-Law 13 ~~who is entitled to vote for the election of Directors at the meeting and who complies with the procedures set forth in this By-Law 13~~. Each Nominator may nominate one candidate for election at a meeting. All nominations by ~~stockholders~~ Nominators must be made pursuant to timely notice in proper written form to the Secretary.

To be eligible to make a nomination, a Nominator must:

(i) have beneficially owned 5% or more of the Company's outstanding common stock (the "Required Shares") continuously for at least one year;

(ii) execute an undertaking that the Nominator agrees to (1) assume all liability of any violation of law or regulation arising out of the Nominator's communications with stockholders, including the disclosure required by By-Law 13(c) and (2) to the extent it uses soliciting material other than the Company's proxy materials, comply with all applicable laws and regulations; and

(iii) be current in all required filings with the Securities and Exchange Commission regarding such Nominator's ownership of the Company's common stock.

(c) To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 60 calendar days prior to the meeting; PROVIDED, HOWEVER, that in the event that public announcement of the date of the meeting is not made at least 75 calendar days prior to the date of the meeting, notice by the stockholder to be timely must be so received not later than the close of business on the 10th calendar day following the day on which public announcement is first made of the date of the meeting. To be in proper written form, such stockholder's notice must set forth or include (i) the name and address, as they appear on the Company's books, of the stockholder giving the notice and of the beneficial owner, if any, on whose behalf the nomination is made; (ii) a representation that the stockholder giving the notice is a holder of record of stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) the class and number of shares of stock of the Company owned beneficially and of record by the stockholder giving the notice and by the beneficial owner, if any, on whose behalf the nomination is made; (iv) a description of all arrangements or understandings between or among any of (A) the stockholder giving the notice, (B) the beneficial owner on whose behalf the notice is given, (C) each nominee, and (D) any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder giving the notice; (v) such other information regarding each nominee proposed by the stockholder giving the notice as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had the nominee been nominated, or intended to be nominated, by the Board; and (vi) the signed consent of each nominee to serve as a director of the Company if so elected. At the request of the Board, any person nominated by the Board for election as a Director must furnish to the Secretary that information required to be set forth in a stockholder's notice of nomination which pertains to the nominee. The presiding officer of the meeting for election of Directors will, if the facts warrant, determine that a nomination was not made in accordance with the procedures prescribed by this By-Law 13, and if he or she should so determine, he or she will so declare to the meeting and the defective nomination will be disregarded. Notwithstanding the foregoing provisions of this By-Law 13, a stockholder must also comply with all applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the matters set forth in this By-Law 13.